Mail stop 03-05

      July 5, 2005


Mr. Gregory L. Burns
Chief Executive Officer and Chairman of the Board
O`Charley`s Inc.
3038 Sidco Drive
Nashville, TN 37204

      Re:	O`Charley`s Inc.
      Form 10-K for the year ended December 26, 2004
      File No. 000-18629
		Filed March 28, 2005

Dear Mr. Burns:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 26, 2004

Item 7:  Management`s Discussion and Analysis
Liquidity and Capital Resources, page 28
1. Please revise future filings to separately quantify your historical capital expenditures, as discussed on page 30, into growth capital expenditure and maintenance capital expenditure components.
Provide us your intended disclosure.


2. We note that you have provided certain financial ratios as of the end of fiscal years 2004 and 2003. Please revise future filings to discuss these ratios in relation to the financial covenants of your credit facility. Highlight the amount of any "headroom" under these covenants.

Item 8:  Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 45 O`Charley`s Inc., page 45
3. Please explain why the accounts of the Louisiana joint venture franchisee are consolidated in your financial statements. It is not apparent from your disclosures why the Louisiana joint venture franchisee is being consolidated. In this regard, we note your statement on page 34 that the Louisiana joint venture is owned equally between you and the joint venture partner. The usual condition for consolidation is the ownership of a majority voting interest. For guidance, refer to FAS 94.

In addition, please tell us how you have evaluated the Louisiana joint venture as a variable interest entity under consolidation criteria specified in FIN 46.

Property and Equipment, page 45
4. We note you include one renewal period for all equipment under capital leases. Please explain how one renewal period for all your equipment under capital lease is "reasonably assured" as defined under FAS 13.

Managing Partner Program for Stoney River, page 45
5. Please explain to us both how you are accounting for the managing partner program and the reason your accounting is appropriate. As part of your response, address the accounting for any periodic payments made under the program and the accounting for the buyback of the investment. In addition, provide us an analysis of the significant terms and characteristics of the equity interests that are being issued. Finally, provide an accounting policy for your program in future filings.


Note 17:  Litigation and Contingencies, page 63
6. Please explain to us the defenses that you have with respect to the Hepatitis A outbreak litigation.
7. Tell us the amount of insurance coverage that you have available for each individual asserted and unasserted Hepatitis A outbreak claim.
8. Revise future filings to address your response to the two preceding comments.

* * * * *

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Tracie Northan at 202-551-3311 or me at 202-551-
3812
if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Lawrence E. Hyatt, CFO
		(615) 782-5043

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Mr. Gregory L. Burns
O'Charley's Inc.
July 5, 2005
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